

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2017

<u>Via E-mail</u>
Tito Botelho Martins Junior
Chief Executive Officer
Nexa Resources S.A.
26-28 rue Edward Steichen
L-2540, Luxembourg
Grand Duchy of Luxembourg

    Re: Nexa Resources S.A.
          Amendment No. 1 to Registration Statement on Form F-1
          Filed October 10, 2017
          File No. 333-220552

Dear Mr. Martins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

<u>Dividend Policy, page 64</u>

1. We note your response to comment 1. Please clarify that as of June 30, 2017 you would have been unable to pay dividends because your legal reserve was zero. Also disclose how you could fund the legal reserve in order to pay future dividends.

2. We note your disclosure on page 65 that approximately $605.4 million is available for distribution prior to the consummation of this offering. Please clarify whether this amount will be distributed prior to the consummation of the offering.

Dilution, page 67

3. Please tell us why you are including intangible assets, including goodwill, in your net tangible book value.

Notes to the combined consolidated financial statements
2 Summary of significant accounting policies
2.12 Intangible assets
(b) Rights over natural resources, page F-67

4. We acknowledge your response to comment 15. In footnote 2.12 (b), you indicate that costs for the acquisition rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives which include the period of extraction for both mineral reserves and mineral resources. To the extent that inferred mineral resources are included in your amortization calculation, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level in making your determination. In addition, tell us the impact that including inferred mineral resources has on your life of mine calculation and describe the timing and nature of reassessments you perform over your life of mine estimate.

36 Earnings per share, page F-125

5. We acknowledge your response to comment 17. Please tell us why the financial statements included in your F-1 filed on September 21, 2017 did not reflect a retroactive adjustment in the number of shares outstanding arising from transfers from capital to share premium related to the cancellation of 300,000,000 shares on September 18, 2017 when these financial statements were authorized by the board on September 19, 2017. In addition, tell us why the report date of your independent registered public accounting firm does not appear to address the retroactive adjustments you have made to earnings per share.

Exhibit 5.1

6. We note the statement that the opinion relates to "a certain number of existing shares" and "a certain number of shares to be issued." Please revise to state the number of existing shares, including the underwriters' overallotment amount, and the number of shares to be issued.

7. We note your response to comment 9. Please delete the statement that the Opinion "may not be relied upon by any other person."

<u>Exhibit 23.1</u>

8.   Please tell us why the report date of your independent registered public accounting firm noted here is different than the report date on page F-43.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Alejandro Canelas Fernandez, Esq.
      Cleary Gottlieb Steen & Hamilton LLP